Exhibit 99.3



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended June 30, 2020

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2020

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended June 30,
($ millions, except per share amounts)

	Notes	Three Months Ended 2020	2019	Six Months Ended 2020	2019
Revenues	1				
Gross Sales		2,195	5,927	6,210	11,122
Less: Royalties		21	324	68	515
		2,174	5,603	6,142	10,607
Expenses	1				
Purchased Product		761	2,377	2,566	4,482
Transportation and Blending		663	1,354	2,274	2,513
Operating		437	530	964	1,045
Inventory Write-Down (Reversal)	12	(39)	4	549	8
(Gain) Loss on Risk Management	27	179	(36)	230	181
Depreciation, Depletion and Amortization	9,13,14,15	580	544	1,523	1,110
Exploration Expense	9,13	4	4	7	9
General and Administrative	5	95	65	74	137
Onerous Contract Provisions	21	1	(6)	(1)	(7)
Finance Costs	6	139	114	246	238
Interest Income		(1)	(4)	(2)	(6)
Foreign Exchange (Gain) Loss, Net	7	(310)	(155)	327	(353)
Re-measurement of Contingent Payment	20	64	(109)	(66)	154
Research Costs		2	6	5	10
(Gain) Loss on Divestiture of Assets		-	(1)	1	4
Other (Income) Loss, Net	8	(34)	(2)	(43)	7
Earnings (Loss) Before Income Tax		(367)	918	(2,512)	1,075
Income Tax Expense (Recovery)	10	(132)	(866)	(480)	(819)
Net Earnings (Loss)		(235)	1,784	(2,032)	1,894
Net Earnings (Loss) Per Share ($)	11				
Basic and Diluted		(0.19)	1.45	(1.65)	1.54

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended		Six Months Ended	
		2020	2019	**2020**	2019
Net Earnings (Loss)		**(235)**	1,784	**(2,032)**	1,894
Other Comprehensive Income (Loss), Net of Tax	25				
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**(14)**	(4)	**(12)**	(2)
Change in the Fair Value of Equity Instruments at FVOCI [1]		**(1)**	3	**1**	3
Items That May be Reclassified to Profit or Loss:					
Foreign Currency Translation Adjustment		**(176)**	(93)	**223**	(195)
Total Other Comprehensive Income (Loss), Net of Tax		**(191)**	(94)	**212**	(194)
Comprehensive Income (Loss)		**(426)**	1,690	**(1,820)**	1,700

[1] Fair value through other comprehensive income ("FVOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	**June 30, 2020**	December 31, 2019
Assets			
Current Assets			
Cash and Cash Equivalents		**152**	186
Accounts Receivable and Accrued Revenues		**1,390**	1,551
Income Tax Receivable		**10**	10
Inventories		**1,095**	1,532
Risk Management	27,28	**3**	5
Total Current Assets		**2,650**	3,284
Exploration and Evaluation Assets, Net	1,13	**806**	787
Property, Plant and Equipment, Net	1,14	**26,741**	27,834
Right-of-Use Assets, Net	1,15	**1,231**	1,325
Other Assets	16	**219**	211
Goodwill	1	**2,272**	2,272
Total Assets		**33,919**	35,713
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**1,463**	2,210
Short-Term Borrowings	17	**299**	-
Lease Liabilities	19	**198**	196
Contingent Payment	20	**27**	79
Onerous Contract Provisions	21	**19**	17
Income Tax Payable		**12**	17
Risk Management	27,28	**142**	2
Total Current Liabilities		**2,160**	2,521
Long-Term Debt	18	**8,085**	6,699
Lease Liabilities	19	**1,665**	1,720
Contingent Payment	20	**50**	64
Onerous Contract Provisions	21	**36**	46
Decommissioning Liabilities	22	**913**	1,235
Other Liabilities	23	**137**	195
Deferred Income Taxes		**3,562**	4,032
Total Liabilities		**16,608**	16,512
Shareholders' Equity		**17,311**	19,201
Total Liabilities and Shareholders' Equity		**33,919**	35,713
Commitments and Contingencies	30		

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited)

($ millions)

	Share Capital (Note 24)	Paid in Surplus	Retained Earnings	AOCI [1] (Note 25)	Total
As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	1,894	-	1,894
Other Comprehensive Income (Loss)	-	-	-	(194)	(194)
Total Comprehensive Income (Loss)	-	-	1,894	(194)	1,700
Stock-Based Compensation Expense	-	5	-	-	5
Dividends on Common Shares	-	-	(123)	-	(123)
As at June 30, 2019	11,040	4,372	2,794	844	19,050
As at December 31, 2019	11,040	4,377	2,957	827	19,201
Net Earnings (Loss)	-	-	(2,032)	-	(2,032)
Other Comprehensive Income (Loss)	-	-	-	212	212
Total Comprehensive Income (Loss)	-	-	(2,032)	212	(1,820)
Stock-Based Compensation Expense	-	7	-	-	7
Dividends on Common Shares	-	-	(77)	-	(77)
As at June 30, 2020	**11,040**	**4,384**	**848**	**1,039**	**17,311**

[1] *Accumulated other comprehensive income (loss).*

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended 2020	2019	Six Months Ended 2020	2019
Operating Activities					
Net Earnings (Loss)		**(235)**	1,784	**(2,032)**	1,894
Depreciation, Depletion and Amortization	9,13,14,15	**580**	544	**1,523**	1,110
Exploration Expense	9,13	**4**	4	**7**	9
Inventory Write-Down (Reversal)		**(39)**	4	**549**	8
Deferred Income Tax Expense (Recovery)	10	**(131)**	(877)	**(479)**	(836)
Unrealized (Gain) Loss on Risk Management	27	**120**	(88)	**142**	148
Unrealized Foreign Exchange (Gain) Loss	7	**(288)**	(419)	**369**	(648)
Re-measurement of Contingent Payment	20	**64**	(109)	**(66)**	154
(Gain) Loss on Divestiture of Assets		**-**	(1)	**1**	4
Unwinding of Discount on Decommissioning Liabilities	22	**14**	14	**29**	28
Onerous Contract Provisions, Net of Cash Paid	21	**(2)**	(8)	**(8)**	(11)
Realized Inventory Write-Down		**(529)**	(4)	**(554)**	(51)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		**(22)**	263	**(3)**	291
Other		**2**	(25)	**(86)**	(13)
Net Change in Other Assets and Liabilities		**(9)**	(13)	**(48)**	(34)
Net Change in Non-Cash Working Capital		**(363)**	206	**(53)**	(342)
Cash From (Used in) Operating Activities		**(834)**	1,275	**(709)**	1,711
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	13	**(6)**	(9)	**(41)**	(20)
Capital Expenditures – Property, Plant and Equipment	14	**(141)**	(241)	**(416)**	(551)
Proceeds From Divestitures		**1**	(1)	**1**	(1)
Net Change in Investments and Other		**-**	(7)	**(4)**	(9)
Net Change in Non-Cash Working Capital		**(60)**	(51)	**(67)**	(42)
Cash From (Used in) Investing Activities		**(206)**	(309)	**(527)**	(623)
Net Cash Provided (Used) Before Financing Activities		**(1,040)**	966	**(1,236)**	1,088
Financing Activities	29				
Issuance (Repayment) of Short-Term Borrowings		**(300)**	-	**292**	-
(Repayment) of Long-Term Debt		**-**	(1,043)	**(112)**	(1,601)
Net Issuance (Repayment) of Revolving Long-Term Debt		**1,397**	5	**1,224**	5
Principal Repayment of Leases	19	**(56)**	(36)	**(104)**	(69)
Dividends Paid on Common Shares	11	**-**	(62)	**(77)**	(123)
Cash From (Used in) Financing Activities		**1,041**	(1,136)	**1,223**	(1,788)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**(9)**	(10)	**(21)**	(17)
Increase (Decrease) in Cash and Cash Equivalents		**(8)**	(180)	**(34)**	(717)
Cash and Cash Equivalents, Beginning of Period		**160**	244	**186**	781
Cash and Cash Equivalents, End of Period		**152**	64	**152**	64

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the "*Canada Business Corporations Act*" and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of bitumen in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

- **Conventional,** which includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas in Alberta and British Columbia and the exploration for heavy oil in the Marten Hills area. The assets include interests in numerous natural gas processing facilities.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

A) Results of Operations — Segment and Operational Information

For the three months ended June 30,	Oil Sands		Conventional		Refining and Marketing	
	2020	2019	2020	2019	2020	2019
Revenues						
Gross Sales	1,065	3,030	133	150	1,088	2,849
Less: Royalties	20	314	1	10	-	-
	1,045	2,716	132	140	1,088	2,849
Expenses						
Purchased Product	-	-	-	-	782	2,437
Transportation and Blending	649	1,340	19	23	-	-
Operating	224	270	81	87	199	214
Inventory Write-Down (Reversal)	(19)	-	-	-	(20)	4
(Gain) Loss on Risk Management	66	57	-	-	(7)	(4)
Operating Margin	125	1,049	32	30	134	198
Depreciation, Depletion and Amortization	395	367	80	83	73	68
Exploration Expense	4	4	-	-	-	-
Segment Income (Loss)	(274)	678	(48)	(53)	61	130

For the three months ended June 30,	Corporate and Eliminations		Consolidated	
	2020	2019	2020	2019
Revenues				
Gross Sales	(91)	(102)	2,195	5,927
Less: Royalties	-	-	21	324
	(91)	(102)	2,174	5,603
Expenses				
Purchased Product	(21)	(60)	761	2,377
Transportation and Blending	(5)	(9)	663	1,354
Operating	(67)	(41)	437	530
Inventory Write-Down (Reversal)	-	-	(39)	4
(Gain) Loss on Risk Management	120	(89)	179	(36)
Depreciation, Depletion and Amortization	32	26	580	544
Exploration Expense	-	-	4	4
Segment Income (Loss)	(150)	71	(411)	826
General and Administrative	95	65	95	65
Onerous Contract Provisions	1	(6)	1	(6)
Finance Costs	139	114	139	114
Interest Income	(1)	(4)	(1)	(4)
Foreign Exchange (Gain) Loss, Net	(310)	(155)	(310)	(155)
Re-measurement of Contingent Payment	64	(109)	64	(109)
Research Costs	2	6	2	6
(Gain) Loss on Divestiture of Assets	-	(1)	-	(1)
Other (Income) Loss, Net	(34)	(2)	(34)	(2)
	(44)	(92)	(44)	(92)
Earnings (Loss) Before Income Tax			(367)	918
Income Tax Expense (Recovery)			(132)	(866)
Net Earnings (Loss)			(235)	1,784

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

For the six months ended June 30,	Oil Sands 2020	2019	Conventional 2020	2019	Refining and Marketing 2020	2019
Revenues						
Gross Sales	3,092	5,457	295	370	3,137	5,538
Less: Royalties	64	491	4	24	-	-
	3,028	4,966	291	346	3,137	5,538
Expenses						
Purchased Product	-	-	-	-	2,726	4,596
Transportation and Blending	2,253	2,487	42	42	-	-
Operating	509	544	165	180	427	443
Inventory Write-Down (Reversal)	316	-	-	-	233	8
(Gain) Loss on Risk Management	91	45	-	-	(8)	(11)
Operating Margin	(141)	1,890	84	124	(241)	502
Depreciation, Depletion and Amortization	806	736	488	169	152	148
Exploration Expense	7	9	-	-	-	-
Segment Income (Loss)	(954)	1,145	(404)	(45)	(393)	354

For the six months ended June 30,			Corporate and Eliminations 2020	2019	Consolidated 2020	2019
Revenues						
Gross Sales			(314)	(243)	6,210	11,122
Less: Royalties			-	-	68	515
			(314)	(243)	6,142	10,607
Expenses						
Purchased Product			(160)	(114)	2,566	4,482
Transportation and Blending			(21)	(16)	2,274	2,513
Operating			(137)	(122)	964	1,045
Inventory Write-Down (Reversal)			-	-	549	8
(Gain) Loss on Risk Management			147	147	230	181
Depreciation, Depletion and Amortization			77	57	1,523	1,110
Exploration Expense			-	-	7	9
Segment Income (Loss)			(220)	(195)	(1,971)	1,259
General and Administrative			74	137	74	137
Onerous Contract Provisions			(1)	(7)	(1)	(7)
Finance Costs			246	238	246	238
Interest Income			(2)	(6)	(2)	(6)
Foreign Exchange (Gain) Loss, Net			327	(353)	327	(353)
Re-measurement of Contingent Payment			(66)	154	(66)	154
Research Costs			5	10	5	10
(Gain) Loss on Divestiture of Assets			1	4	1	4
Other (Income) Loss, Net			(43)	7	(43)	7
			541	184	541	184
Earnings (Loss) Before Income Tax					(2,512)	1,075
Income Tax Expense (Recovery)					(480)	(819)
Net Earnings (Loss)					(2,032)	1,894

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

B) Revenues by Product

For the periods ended June 30,	Three Months Ended 2020	2019	Six Months Ended 2020	2019
Upstream				
Crude Oil	1,056	2,737	3,063	5,005
Natural Gas	71	52	148	167
NGLs	37	49	79	103
Other	13	18	29	37
Refined Product	841	2,278	2,396	4,115
Market Optimization	247	571	741	1,423
Corporate and Eliminations	(91)	(102)	(314)	(243)
Consolidated	2,174	5,603	6,142	10,607

C) Geographical Information

	Revenues			
For the periods ended June 30,	Three Months Ended 2020	2019	Six Months Ended 2020	2019
Canada	1,272	3,305	3,671	6,454
United States	902	2,298	2,471	4,153
Consolidated	2,174	5,603	6,142	10,607

	Non-Current Assets [1]	
As at	June 30, 2020	December 31, 2019
Canada	27,018	28,336
United States	4,251	4,093
Consolidated	31,269	32,429

[1] Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, other assets and goodwill.

D) Assets by Segment

	E&E Assets [1]		PP&E		ROU Assets	
As at	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Oil Sands	615	594	20,355	20,924	705	768
Conventional	191	193	1,764	2,433	3	3
Refining and Marketing	-	-	4,296	4,131	76	77
Corporate and Eliminations	-	-	326	346	447	477
Consolidated	806	787	26,741	27,834	1,231	1,325

	Goodwill		Total Assets	
As at	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Oil Sands	2,272	2,272	25,179	26,203
Conventional	-	-	2,031	2,754
Refining and Marketing	-	-	5,663	5,688
Corporate and Eliminations	-	-	1,046	1,068
Consolidated	2,272	2,272	33,919	35,713

[1] Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period has been reclassified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

E) Capital Expenditures [(1)]

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2020	2019	**2020**	2019
Capital Investment [(2)]				
Oil Sands	**78**	132	**272**	343
Conventional	**11**	12	**27**	29
Refining and Marketing	**46**	72	**107**	127
Corporate and Eliminations	**12**	32	**45**	66
	147	248	**451**	565
Acquisition Capital				
Oil Sands	**-**	2	**5**	2
Conventional	**-**	1	**1**	3
Refining and Marketing	**-**	-	**-**	4
Total Capital Expenditures	**147**	251	**457**	574

(1) Includes expenditures on PP&E and E&E assets.
(2) Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period has been reclassified.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2019, except for income taxes and the accounting policies disclosed in Note 3. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended June 30, 2020. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective July 22, 2020.

3. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions associated with the grant are met. Grants related to assets are recorded as a reduction to the asset's carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services have been performed.

4. RECENT DEVELOPMENTS AND IMPACT ON ESTIMATION UNCERTAINTY

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic adversely impacted global commercial activity, including significantly reducing worldwide demand for crude oil.

The full extent of the impact of COVID-19 on the Company's operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact. The outbreak presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by Management in the preparation of its financial results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

A full list of the key sources of estimation uncertainty can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2019. The outbreak and current market conditions have increased the complexity of estimates and assumptions used to prepare the interim Consolidated Financial Statements, particularly related to the following key sources of estimation uncertainty:

Recoverable Amounts

Determining the recoverable amount of a cash-generating unit ("CGU") or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. The severe drop in commodity prices, due to reasons noted above, have increased the risk of measurement uncertainty in determining the recoverable amounts, especially estimating economic crude oil and natural gas reserves and estimating forward commodity prices.

Decommissioning Costs

Provisions are recorded for the future decommissioning and restoration of the Company's upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of a liability and to estimate the future amount of the liability. Market volatility at June 30, 2020 increased the measurement uncertainty inherent in determining the appropriate credit-adjusted discount rate that is used in the estimation of decommissioning liabilities.

Income Tax Provisions

Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. In the current economic environment, the expected total annual earnings or expected earnings is subject to measurement uncertainty.

Changes to these assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

5. GENERAL AND ADMINISTRATIVE

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2020	2019	2020	2019
Salaries and Benefits	41	36	70	64
Administrative and Other	19	19	47	48
Stock-Based Compensation Expense (Recovery)	35	10	(12)	25
Other Long-Term Incentive Benefits Expense (Recovery)	-	-	(31)	-
	95	65	74	137

6. FINANCE COSTS

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2020	2019	2020	2019
Interest Expense – Short-Term Borrowings and Long-Term Debt	95	107	185	220
Net (Discount) Premium on Redemption of Long-Term Debt (Note 18)	-	(32)	(25)	(64)
Interest Expense – Lease Liabilities (Note 19)	22	20	44	39
Unwinding of Discount on Decommissioning Liabilities (Note 22)	14	14	29	28
Other	8	5	13	15
	139	114	246	238

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2020	2019	2020	2019
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	(273)	(413)	316	(628)
Other	(15)	(6)	53	(20)
Unrealized Foreign Exchange (Gain) Loss	(288)	(419)	369	(648)
Realized Foreign Exchange (Gain) Loss	(22)	264	(42)	295
	(310)	(155)	327	(353)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

8. OTHER (INCOME) LOSS, NET

The Government of Canada passed the Canada Emergency Wage Subsidy ("CEWS") as part of its COVID-19 Economic Response Plan. The program is effective from March 15, 2020 to December 2020 and provides a 75 percent wage subsidy, to a maximum of $847 per employee per week, to eligible businesses. For the six months ended June 30, 2020, the Company recorded $31 million in other income from the CEWS program.

9. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount.

2020 Upstream Impairments

As at June 30, 2020, there were no indicators of impairment nor impairment reversals. For the purpose of impairment testing, goodwill is allocated to the CGU of which it relates. There was no impairment of goodwill as at June 30, 2020.

As at March 31, 2020, the Company determined that the carrying amount was greater than the recoverable amount of certain CGUs and recorded an impairment loss of $315 million as additional depreciation, depletion and amortization ("DD&A") in the Conventional segment. Future cash flows for the CGUs declined primarily due to lower forward commodity prices. The following table summarizes the impairment losses and estimated recoverable amounts by CGU:

CGU	Impairment Amount	Recoverable Amount
Clearwater	140	306
Kaybob-Edson	175	414

Key Assumptions

The recoverable amounts (Level 3) of Cenovus's upstream CGUs were determined based on fair value less costs of disposal ("FVLCOD"). Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at March 31, 2020. All reserves were evaluated as at December 31, 2019 by the Company's independent qualified reserves evaluators ("IQREs").

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at March 31, 2020, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2020	2021	2022	2023	2024	Average Annual Increase Thereafter
WTI (US$/barrel) [1]	31.67	42.57	50.51	58.17	60.66	2.1%
WCS (C$/barrel) [2]	22.56	36.32	46.10	54.85	57.96	2.1%
Edmonton C5+ (C$/barrel)	34.80	51.28	63.07	72.38	75.67	2.1%
AECO (C$/Mcf) [3]	1.90	2.28	2.45	2.58	2.65	2.0%

[1] *West Texas Intermediate ("WTI").*
[2] *Western Canadian Select ("WCS").*
[3] *Alberta Energy Company ("AECO") natural gas. Assumes gas heating value of one million British thermal units per thousand cubic feet ("Mcf").*

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at approximately two percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the impairment testing completed as at March 31, 2020 for the following CGUs:

	Increase (Decrease) to Impairment			
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	15	(15)	(77)	74
Elmworth-Wapiti	16	(16)	(67)	65
Kaybob-Edson	25	(28)	(75)	73
Narrows Lake	369	(457)	(240)	239

2020 ROU Asset Impairments

As at June 30, 2020, there were no indicators of impairment for the Company's railcar CGU. As at March 31, 2020, the temporary suspension of the Company's crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment expense of $3 million was recorded as additional DD&A.

2019 Upstream Impairments

As at June 30, 2019, forward natural gas prices declined by approximately 13 percent since the Company tested its upstream CGUs for impairment as at December 31, 2018. Therefore, the Company tested its upstream CGUs with natural gas reserves for impairment. As at June 30, 2019, there was no impairment of goodwill or the Company's CGUs.

Key Assumptions

As at June 30, 2019, the recoverable amounts (Level 3) of Cenovus's upstream CGUs were determined based on FVLCOD or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. All reserves were evaluated as at December 31, 2018 by the IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at June 30, 2019, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel)	59.92	63.57	66.67	69.30	71.98	2.0%
WCS (C$/barrel)	59.41	59.93	62.82	66.19	69.30	2.1%
Edmonton C5+ (C$/barrel)	74.00	78.06	80.90	84.24	87.79	2.0%
AECO (C$/Mcf)	1.39	1.91	2.37	2.66	2.79	2.1%

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

For the six months ended June 30, 2020, $7 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment (six months ended June 30, 2019 – $9 million).

Property, Plant and Equipment, Net

There were no PP&E impairments for the six months ended June 30, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	2020	2019	2020	2019
Current Tax				
Canada	(2)	8	(2)	12
United States	1	3	1	5
Total Current Tax Expense (Recovery)	(1)	11	(1)	17
Deferred Tax Expense (Recovery)	(131)	(877)	(479)	(836)
	(132)	(866)	(480)	(819)

For the three and six months ended June 30, 2020, a deferred tax recovery was recorded due to losses, excluding unrealized foreign exchange gains and losses on long-term debt.

In the second quarter of 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company's deferred income tax liability decreased by $658 million as at June 30, 2019. In addition, the Company recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company's U.S. operations resulting in a step-up in the tax basis of the Company's refining assets.

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	2020	2019	2020	2019
Net Earnings (Loss)	(235)	1,784	(2,032)	1,894
Basic – Weighted Average Number of Shares (millions)	1,228.9	1,228.8	1,228.9	1,228.8
Dilutive Effect of Cenovus NSRs [1]	-	0.6	-	0.5
Diluted – Weighted Average Number of Shares	1,228.9	1,229.4	1,228.9	1,229.3
Net Earnings (Loss) Per Share ($)				
Basic and Diluted	(0.19)	1.45	(1.65)	1.54

[1] Net settlement rights ("NSRs").

B) Dividends Per Share

The Company has temporarily suspended its dividend in response to the low global oil price environment. In the first quarter of 2020, the Company paid dividends of $77 million or $0.0625 per share, prior to the suspension (six months ended June 30, 2019 – $123 million or $0.10 per share). The declaration of dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly.

12. INVENTORIES

As at March 31, 2020, the Company recorded $588 million in inventory write-downs of its crude oil blend, condensate and refined product inventory. During the three months ended June 30, 2020, $529 million of inventory that was written down at the end of March was sold and the loss was realized. As at June 30, 2020, the Company reversed $39 million of the inventory write-downs related to March product inventories on hand due to improved refined product and crude oil prices. As at December 31, 2019, the Company recorded a $25 million write-down in refined product inventory.

13. EXPLORATION AND EVALUATION ASSETS, NET

	Total
As at December 31, 2019	787
Additions	41
Exploration Expense (Note 9)	(7)
Depletion	(9)
Change in Decommissioning Liabilities	(5)
Exchange Rate Movements and Other	(1)
As at June 30, 2020	806

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

14. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2019	29,032	333	5,577	1,414	36,356
Additions	264	-	90	62	416
Change in Decommissioning Liabilities	(309)	-	(3)	(2)	(314)
Exchange Rate Movements and Other	(1)	-	250	-	249
Divestitures	(2)	-	-	-	(2)
As at June 30, 2020	**28,984**	**333**	**5,914**	**1,474**	**36,705**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2019	5,675	333	1,596	918	8,522
Depreciation, Depletion and Amortization	888	-	129	69	1,086
Impairment Losses (Note 9)	315	-	-	-	315
Exchange Rate Movements and Other	(13)	-	54	-	41
As at June 30, 2020	**6,865**	**333**	**1,779**	**987**	**9,964**
CARRYING VALUE					
As at December 31, 2019	23,357	-	3,981	496	27,834
As at June 30, 2020	**22,119**	**-**	**4,135**	**487**	**26,741**

[1] Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

15. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets [1]	Refining Equipment	Other	Total
COST						
As at December 31, 2019	509	495	464	10	14	1,492
Additions	-	17	18	5	6	46
Modifications	-	-	(3)	-	(1)	(4)
Reclassifications	(12)	-	-	-	-	(12)
Re-measurement	-	(13)	(3)	-	(1)	(17)
Exchange Rate Movements and Other	(1)	2	5	-	(2)	4
As at June 30, 2020	**496**	**501**	**481**	**15**	**16**	**1,509**
ACCUMULATED DEPRECIATION						
As at December 31, 2019	32	55	73	3	4	167
Depreciation	14	45	47	1	3	110
Impairment Losses (Note 9)	-	3	-	-	-	3
Exchange Rate Movements and Other	(1)	-	1	-	(2)	(2)
As at June 30, 2020	**45**	**103**	**121**	**4**	**5**	**278**
CARRYING VALUE						
As at December 31, 2019	477	440	391	7	10	1,325
As at June 30, 2020	**451**	**398**	**360**	**11**	**11**	**1,231**

[1] Storage assets include caverns and tanks.

For the six months ended June 30, 2020, the Company recognized $12 million of lease income (six months ended June 30, 2019 – $8 million). Lease income is earned on tank subleases, operating leases related to the Company's real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company's net investment in finance leases. Finance leases are included in other assets as net investment in finance leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

16. OTHER ASSETS

As at	June 30, 2020	December 31, 2019
Intangible Assets	95	101
Equity Investments (Note 27)	53	52
Net Investment in Finance Leases	50	30
Long-Term Receivables	21	21
Prepaids	-	7
	219	211

17. SHORT-TERM BORROWINGS

Demand Facilities

The Company has uncommitted demand facilities of $1.6 billion in place, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at June 30, 2020, the Company had drawn $299 million (December 31, 2019 – $nil) on these facilities and there were outstanding letters of credit aggregating to $434 million (December 31, 2019 – $364 million).

WRB Refining LP ("WRB") has uncommitted demand facilities of US$300 million (the Company's proportionate share – US$150 million) available to cover short-term working capital requirements. As at June 30, 2020, no amount was drawn on the facilities (December 31, 2019 – $nil).

18. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at	Notes	June 30, 2020	December 31, 2019
Revolving Term Debt [(1)]	A	1,473	265
U.S. Dollar Denominated Unsecured Notes	B	6,675	6,492
Total Debt Principal		8,148	6,757
Debt Discounts and Transaction Costs		(63)	(58)
Long-Term Debt		8,085	6,699

[(1)] *Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S base rate loans.*

A) Committed Credit Facilities

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with maturity dates of November 30, 2022 and November 30, 2023, respectively. As at June 30, 2020, the Company drew funds under the $3.3 billion tranche. In April 2020, the Company added a committed credit facility with capacity of $1.1 billion to further support the Company's financial resilience in the current market environment. The new facility has a term of 364 days and is renewable for one year at the Company's request and upon approval by the lenders.

B) U.S. Dollar Denominated Unsecured Notes

In the three months ended March 31, 2020, the Company paid US$81 million to repurchase a portion of its unsecured notes with a principal amount of US$100 million. A gain on the repurchase of $25 million was recorded in finance costs (Note 6).

The remaining principal amounts of the Company's U.S. dollar denominated unsecured notes are:

As at June 30, 2020	US$ Principal Amount
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	962
5.25% due June 15, 2037	583
6.75% due November 15, 2039	1,390
4.45% due September 15, 2042	155
5.20% due September 15, 2043	58
5.40% due June 15, 2047	800
	4,898

As at June 30, 2020, the Company is in compliance with all of the terms of its debt agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

C) Capital Structure

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company's common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreements.

Net Debt to Adjusted EBITDA

As at	June 30, 2020	December 31, 2019
Short-Term Borrowings	299	-
Long-Term Debt	8,085	6,699
Less: Cash and Cash Equivalents	(152)	(186)
Net Debt	8,232	6,513
Net Earnings (Loss)	(1,732)	2,194
Add (Deduct):		
Finance Costs	519	511
Interest Income	(8)	(12)
Income Tax Expense (Recovery)	(458)	(797)
Depreciation, Depletion and Amortization	2,662	2,249
E&E Write-Down	80	82
Unrealized (Gain) Loss on Risk Management	143	149
Foreign Exchange (Gain) Loss, Net	276	(404)
Re-measurement of Contingent Payment	(56)	164
(Gain) Loss on Divestitures of Assets	(5)	(2)
Other (Income) Loss, Net	(61)	(11)
Adjusted EBITDA [1]	1,360	4,123
Net Debt to Adjusted EBITDA	**6.1x**	**1.6x**

[1] Calculated on a trailing twelve-month basis.

Net Debt to Capitalization

As at	June 30, 2020	December 31, 2019
Net Debt	8,232	6,513
Shareholders' Equity	17,311	19,201
	25,543	25,714
Net Debt to Capitalization	**32%**	**25%**

Under the terms of Cenovus's committed credit facilities, the Company is required to maintain a debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

19. LEASE LIABILITIES

	Total
As at December 31, 2019	1,916
Additions	42
Interest Expense (Note 6)	44
Lease Payments	(148)
Modifications	(4)
Re-measurement	(17)
Exchange Rate Movements and Other	30
As at June 30, 2020	**1,863**
Less: Current Portion	**198**
Long-Term Portion	**1,665**

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, drilling and service rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2020	2019	**2020**	2019
Variable Lease Payments	**3**	5	**7**	10
Short-Term Lease Payments	**1**	4	**3**	7

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

20. CONTINGENT PAYMENT

	Total
As at December 31, 2019	143
Re-measurement [(1)]	(66)
Liabilities Settled or Payable	-
As at June 30, 2020	**77**
Less: Current Portion	**27**
Long-Term Portion	**50**

[(1)] *Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.*

In connection with the acquisition (the "Acquisition") from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips"), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at June 30, 2020, no amount was payable under this agreement (December 31, 2019 – $14 million).

21. ONEROUS CONTRACT PROVISIONS

	Total
As at December 31, 2019	63
Liabilities Settled	(9)
Change in Assumptions	4
Change in Discount Rate	(4)
Unwinding of Discount on Onerous Contract Provisions	1
As at June 30, 2020	**55**
Less: Current Portion	**19**
Long-Term Portion	**36**

The provision for onerous contracts relates to the non-lease components of the Company's real estate contracts consisting of operating costs and unreserved parking. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at a credit-adjusted risk-free rate between 5.4 percent and 6.7 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

22. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2019	1,235
Liabilities Incurred	5
Liabilities Settled	(33)
Change in Discount Rate	(324)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	29
Foreign Currency Translation	1
As at June 30, 2020	**913**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.4 percent as at June 30, 2020 (December 31, 2019 – 4.9 percent). The discount rate increased primarily due to a change in the Company's credit rating as a result of the current economic environment.

23. OTHER LIABILITIES

As at	June 30, 2020	December 31, 2019
Employee Long-Term Incentives	22	103
Pension and Other Post-Employment Benefit Plan	92	73
Other	23	19
	137	195

24. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

	June 30, 2020		December 31, 2019	
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,828	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 26)	42	-	38	-
Outstanding, End of Period	**1,228,870**	**11,040**	1,228,828	11,040

As at June 30, 2020, ConocoPhillips continued to hold the 208 million common shares issued as partial consideration related to the Acquisition.

There were no preferred shares outstanding as at June 30, 2020 (December 31, 2019 – nil).

As at June 30, 2020, there were 26 million (December 31, 2019 – 26 million) common shares available for future issuance under the stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

25. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2018	(7)	15	1,030	1,038
Other Comprehensive Income (Loss), Before Tax	(3)	3	(195)	(195)
Income Tax Expense	1	-	-	1
As at June 30, 2019	(9)	18	835	844
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(15)	1	223	209
Income Tax Expense	3	-	-	3
As at June 30, 2020	**(14)**	**28**	**1,025**	**1,039**

26. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). The following tables summarize information related to Cenovus's stock-based compensation plans:

As at June 30, 2020	Units Outstanding (thousands)	Units Exercisable (thousands)
NSRs	31,055	20,788
PSUs	8,416	-
RSUs	9,569	-
DSUs	1,516	1,516

The weighted average exercise price of NSRs outstanding as at June 30, 2020 was $18.69.

For the six months ended June 30, 2020	Units Granted (thousands)	Units Vested and Exercised/ Paid Out (thousands)
NSRs	5,783	42
PSUs	2,771	1,085
RSUs	2,648	1,548
DSUs	246	-

In the six months ended June 30, 2020, 42 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for cash (Note 24).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the periods ended June 30,	Three Months Ended 2020	2019	Six Months Ended 2020	2019
NSRs	2	2	6	5
PSUs	15	4	(7)	2
RSUs	12	4	(5)	13
DSUs	6	-	(6)	5
Stock-Based Compensation Expense (Recovery)	35	10	(12)	25
Stock-Based Compensation Costs Capitalized	9	5	(5)	9
Total Stock-Based Compensation	44	15	(17)	34

27. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2020, the carrying value of Cenovus's long-term debt was $8,085 million and the fair value was $7,542 million (December 31, 2019 carrying value – $6,699 million, fair value – $7,610 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity investments classified at FVOCI:

	Total
As at December 31, 2019	52
Change in Fair Value [1]	1
As at June 30, 2020	53

[1]   Changes in fair value are recorded in other comprehensive income (loss).

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil swaps, futures and, if entered into, options, as well as condensate futures and swaps, foreign exchange, interest rate swaps and cross currency interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

| | June 30, 2020 | | | December 31, 2019 | | |
| | Risk Management | | | Risk Management | | |
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil and Condensate	-	141	(141)	5	2	3
Cross Currency Interest Rate	3	1	2	-	-	-
Total Fair Value	3	142	(139)	5	2	3

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	June 30, 2020	December 31, 2019
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(139)	3

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to June 30:

	2020
Fair Value of Contracts, Beginning of Year	3
Fair Value of Contracts Realized During the Period	88
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(230)
Fair Value of Contracts, End of Period	(139)

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 4.3 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at June 30, 2020, the fair value of the contingent payment was estimated to be $77 million (December 31, 2019 – $143 million).

As at June 30, 2020, average WCS forward pricing for the remaining term of the contingent payment is $36.44 per barrel. The average implied volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment were 43.1 percent and 7.1 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at June 30, 2020	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(59)	39
WTI Option Volatility	± five percent	(23)	21
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	10	(13)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	2020	2019	2020	2019
Realized (Gain) Loss [1]	59	52	88	33
Unrealized (Gain) Loss [2]	120	(88)	142	148
(Gain) Loss on Risk Management	179	(36)	230	181

[1]   Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
[2]   Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

28. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

A) Commodity Price, Interest Rate and Foreign Currency Risk

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at June 30, 2020, Cenovus held a notional amount of US$436 million in cross currency interest rate swaps with a net fair value of $2 million.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company's production and physical inventory positions of crude oil and condensate volumes. As at June 30, 2020, the fair value of financial positions was a liability of $141 million and consisted of crude oil and condensate instruments. To mitigate overall exposure to the fluctuations in commodity prices, the Company may also enter into financial positions to protect the near-term and future cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

Net Fair Value of Risk Management Positions

As at June 30, 2020	Notional Volumes [1] [2]	Terms [3]	Weighted Average Price [1]	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts				
WTI Fixed - Sell	88,449 bbls/d	July 2020 - March 2021	US$32.10/bbl	(241)
WTI Fixed - Buy	56,664 bbls/d	July 2020 - March 2021	US$34.00/bbl	115
WCS Differential - Sell	14,506 bbls/d	August 2020 - March 2021	US$(14.06)/bbl	(9)
WCS Differential - Buy	11,275 bbls/d	August 2020 - December 2020	US$(13.89)/bbl	1
Belvieu Fixed - Sell	8,468 bbls/d	July 2020 - August 2020	US$19.11/bbl	(7)
Belvieu Fixed - Buy	15,242 bbls/d	July 2020 - August 2020	US$25.46/bbl	3
Other Financial Positions [4]				(3)
				(141)
Cross Currency Interest Rate Swaps				2
Total Fair Value				(139)

(1) Barrels per day ("bbls/d"). Barrel ("bbl").
(2) Notional volumes are weighted over the respective term.
(3) Contract terms range from one to nine months.
(4) Other financial positions consist of risk management positions related to condensate differentials and the Company's Refining and Marketing segment.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices and foreign exchange, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and foreign exchange on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price ± US$5.00 per barrel Applied to WTI and Condensate Hedges	(57)	57
Crude Oil Differential Price ± US$2.50 per barrel Applied to Differential Hedges Tied to Production	9	(9)

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company's Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

As at June 30, 2020, approximately 96 percent of the Company's accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and 99 percent of the Company's accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company's accruals, joint operations, trade receivables and net investment in finance leases was 0.7 percent as at June 30, 2020 (December 31, 2019 — 0.3 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 18, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company's overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn capacity on its committed credit facilities and uncommitted demand facilities as well as availability under its base shelf prospectus. As at June 30, 2020, Cenovus had $152 million in cash and cash equivalents, $4.1 billion available on its committed credit facilities, $827 million available on its uncommitted demand facilities, of which $301 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. A further US$150 million representing the Company's available proportionate share of the WRB uncommitted demand facilities is available. In addition, Cenovus has unused capacity of US$5.0 billion under its base shelf prospectus, the availability of which is dependent on market conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2020	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,463	-	-	-	1,463
Short-Term Borrowings [1]	299	-	-	-	299
Risk Management Liabilities [2]	142	-	-	-	142
Long-Term Debt [1]	370	1,410	2,705	9,383	13,868
Contingent Payment [3]	27	54	-	-	81
Lease Liabilities [1]	268	464	407	1,488	2,627

As at December 31, 2019	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,210	-	-	-	2,210
Risk Management Liabilities [2]	2	-	-	-	2
Long-Term Debt [1]	344	1,338	1,465	9,326	12,473
Contingent Payment [3]	79	69	-	-	148
Lease Liabilities [1]	277	466	410	1,544	2,697

[1]   Principal and interest, including current portion if applicable.
[2]   Risk management liabilities subject to master netting agreements.
[3]   Refer to Note 27C for fair value assumptions.

29. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at January 1, 2019	-	-	9,164	1,494
Changes From Financing Cash Flows:				
Dividends Paid	(123)	-	-	-
Net Issuance (Repayment) of Long-Term Debt	-	-	(1,601)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	5	-
Principal Repayment of Leases	-	-	-	(69)
Non-Cash Changes:				
Dividends Declared	123	-	-	-
Foreign Exchange (Gain) Loss	-	-	(350)	(13)
Lease Additions	-	-	-	133
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(66)	-
Other	-	-	-	1
As at June 30, 2019	-	-	7,152	1,546
As at December 31, 2019	-	-	6,699	1,916
Changes From Financing Cash Flows:				
Dividends Paid	(77)	-	-	-
Net Issuance (Repayment) of Short-Term Borrowings	-	292	-	-
Net Issuance (Repayment) of Long-Term Debt	-	-	(112)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	1,224	-
Principal Repayment of Leases	-	-	-	(104)
Non-Cash Changes:				
Dividends Declared	77	-	-	-
Foreign Exchange (Gain) Loss	-	7	306	30
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(22)	-
Lease Additions	-	-	-	42
Lease Modifications	-	-	-	(4)
Re-measurement of Lease Liabilities	-	-	-	(17)
Other	-	-	(10)	-
As at June 30, 2020	**-**	**299**	**8,085**	**1,863**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2020

30. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2019.

As at June 30, 2020, total commitments were $23 billion, of which $22 billion were for various transportation and storage commitments. Transportation commitments include $14 billion (December 31, 2019 – $13 billion) that are subject to regulatory approval or have been approved but are not yet in service. Terms are up to 20 years subsequent to the date of commencement and should help align with the Company's future transportation requirements with anticipated production growth.

As at June 30, 2020, there were outstanding letters of credit aggregating $434 million issued as security for performance under certain contracts (December 31, 2019 – $364 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at June 30, 2020, the estimated fair value of the contingent payment was $77 million (see Note 20).